Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

December 29, 2011

Via EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549-4631

RE:	Mueller Industries, Inc.
Form 10-K for the Fiscal Year Ended December 25, 2010
Form 10-Q for the Fiscal Quarter Ended October 1, 2011
File No. 001-06770

Dear Mr. Cash:

We have reviewed your letter dated December 16, 2011.  Following are the staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the staff’s comment letter:

Form 10-K for the Fiscal Year Ended December 25, 2010

Consolidated Financial Statements, page F-l

Results of Operations, page F-3

Liquidity and Capital Resources, page F-6

1.
We note that you have foreign operations and undistributed earnings of foreign subsidiaries for which you have not provided deferred income taxes.  To the extent material, please revise future annual and quarterly filings to address the following:

•	Disclose the amount of cash and cash equivalents held by foreign subsidiaries as of each balance sheet date;
•	Discuss the range of potential tax implications if such funds are repatriated to the U.S.;
•	Discuss whether you intend to permanently reinvest these funds outside the U.S.; and
•	Quantify the amount of undistributed earnings for which you have not provided deferred taxes in your income tax footnote.

Company response:

Your comment is noted and in future filings, to the extent it is considered material, we will include the requested disclosures related to undistributed earnings of foreign subsidiaries.

Note 10 - Commitments and Contingencies, page F-33

Lead Refinery Site, page F-34 and Carrier ACR Copper Tube Action, page F-35

2.
With respect to each of the Lead Refinery Site and Carrier ACR Copper Tube Action, we note your conclusion that you are unable to determine the likelihood of a material adverse outcome or the amount or range of a potential loss. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50.  If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please:

•	Explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for your disclosure; and
•	Tell us what specific factors are causing your inability to estimate an amount or range of potential loss for each of these matters and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Company response:

Your comment is noted and in future filings, to the extent it is considered material, we will disclose an estimate of additional loss or range of loss, or state that such an estimate cannot be made, including the appropriate explanations.

Other, page F-38

3.
In the last paragraph you stated that "the company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations." Please tell us and revise future filings to include your assessment of materiality as it relates to your cash flows.

Company response:

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position, results of operations, and cash flows.  The Company will revise its future filings to include this disclosure as appropriate.

Form 10-Q for the Fiscal Quarter Ended October 1, 2011

Item 1. Financial Statements, page 3

Note 2 - Commitments and Contingencies, page 6

Environmental Matters, page 6

4.
With respect to the Belding site and the West Chip Dryer properties, please tell us and disclose in future filings the amount of reasonably possible losses in addition to the amount accrued for these environmental matters.

Company response:

With respect to the Belding, Michigan Lead Matters, the Company anticipates no additional material losses associated with these environmental matters.  The Company will revise its future filings to include this disclosure as appropriate.

General

5.
We refer to the supplier litigation disclosed on page 29. Please tell us and disclose whether you believe it is remote, reasonably possible, or probable that material losses may result from the lawsuits filed against you in August and September 2011.

Company response:

With respect to the Supplier Litigation, the Company believes it is remote that material losses may result from the lawsuits filed against it in August and September 2011.  The Company will revise its future filings to include this disclosure as appropriate.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional information, you may contact me by telephone at (901)753-3208 or you may contact Richard Corman, Vice President-Controller, at (901)753-3217.

Sincerely,

/S/Kent A. McKee
Kent A. McKee
Executive Vice President and
Chief Financial Officer